[CAE Logo]	Press Release

Montreal, June 15, 2004 - (NYSE: CGT; TSX: CAE) - CAE is pleased to announce the appointment of Robert E. Brown as president and chief executive officer, effective August 12, 2004.

Mr. Brown, who is currently chairman of Air Canada and was previously president and CEO of Bombardier, will succeed Derek H. Burney immediately following the company's annual general meeting, Aug. 11. In order to ensure a smooth transition, Mr. Burney will serve as vice-chairman of CAE until his formal retirement, Oct. 31.

CAE Chairman L.R. Wilson said, "We are delighted to welcome Mr. Brown as CAE's new CEO. He brings extensive aerospace industry experience and strong executive leadership to the CAE team."

CAE is a leading provider of simulation technologies and integrated training services to airlines, aircraft manufacturers, defence forces, and marine customers worldwide. The company has annual revenues in excess of C$1 billion, with manufacturing operations and training facilities in 19 countries on five continents.

On the web: www.cae.com

Media contact:	Investor relations:

Arthur C. Perron, Vice-President Government and Media Relations (514) 340-5370 arthur.perron@cae.com	Andrew Arnovitz, Director Corporate Communications & Investor Relations (514) 734-5760 andrew.arnovitz@cae.com